EXHIBIT (7)(a)

REINSURANCE AGREEMENT BETWEEN

TRANSAMERICA LIFE INSURANCE AND ANNUITY CO.

AND SWISS RE LIFE AND HEALTH AMERICA INC.

AUTOMATIC REINSURANCE AGREEMENT

Between

TRANSAMERICA LIFE INSURANCE & ANNUITY COMPANY

Charlotte, North Carolina

And

SWISS RE LIFE & HEALTH AMERICA INC.

New York, New York

This Agreement will be referred to as Agreement No. SA706-98

AUTOMATIC REINSURANCE AGREEMENT

AUTOMATIC REINSURANCE AGREEMENT

THIS AGREEMENT between the TRANSAMERICA LIFE INSURANCE & ANNUITY COMPANY, a corporation organized under the laws of the State of North Carolina, hereinafter referred to as the “Company”, and SWISS RE LIFE & HEALTH AMERICA INC., a corporation organized under the laws of the State of New York, hereinafter referred to as “Swiss Re Life & Health”, WITNESSETH AS FOLLOWS:

ARTICLE I

Scope of Agreement

1. On and after the 2nd day of January, 1998, the Company shall automatically reinsure with Swiss Re Life & Health, and Swiss Re Life & Health shall automatically accept, a 100% quota share of the mortality net amount at risk, as defined in Article IV, generated prior to annuitization or complete surrender by the contract owner, by the Guaranteed Minimum Death Benefit provisions within the variable annuity contracts issued by the Company as set forth in Exhibit A.

2. Swiss Re Life & Health’s maximum liability on any one life reinsured hereunder shall be Five Million Dollars ($5,000,000), multiplied by the quota share percentage reinsured by Swiss Re Life & Health specified in paragraph 1 of this Article, and calculated as specified in Article IV of this Agreement.

3. This Agreement covers only the Company’s liability for claims paid under variable annuity contracts written on the contract forms specified in Exhibit A and supported by investment funds that were reviewed by Swiss Re Life & Health prior to their issuance.

ARTICLE II

Commencement & Termination of Liability

1. On reinsurance ceded under the terms of this Agreement, the liability of Swiss Re Life & Health shall commence simultaneously with that of the Company, and shall terminate upon the earliest of annuitization, surrender or termination in accordance with Article XX.

2. Swiss Re Life & Health shall be liable to reimburse claims on only those deaths where the date of death is on or after January 2, 1998, in accordance with Article VIII.

ARTICLE III

Oversights - Clerical Errors

1. Should either the Company or Swiss Re Life & Health fail to comply with any of the terms of this Agreement, and if this is shown to be unintentional and the result of a misunderstanding, oversight or clerical error on the part of either the Company or Swiss Re Life & Health, then this Agreement shall not be deemed abrogated thereby, but both companies shall be restored to the position they would have occupied had no such oversight, misunderstanding, or clerical error occurred. Such conditions are to be reported and corrected promptly after discovery.

2. If the Company or Swiss Re Life & Health discovers that the Company did not cede reinsurance on a contract it should have reinsured under this Agreement, the Company may be required to audit its records, at the request of Swiss Re Life & Health, to determine if reinsurance was unreported on any other contracts. The Company is expected to take the necessary actions to ensure that similar oversights do not recur. If Swiss Re Life & Health receives no evidence that the Company has taken action to remedy such a situation, Swiss Re Life & Health reserves the right to limit its liability to reported contracts only.

3. Any negligent or deliberate acts or omissions by the Company regarding the insurance or reinsurance provided are the responsibility of the Company and its liability insurer, if any, but not that of Swiss Re Life & Health.

ARTICLE IV

Mortality Net Amount At Risk

1. The mortality net amount at risk for each variable annuity contract reinsured hereunder shall be calculated as of the last day of each calendar month and shall be equal to the difference between the death benefit and the account value of the annuity. The reinsured mortality net amount at risk shall not be less than zero and shall not be greater than the product of Five Million Dollars ($5,000,000) per life and the quota share percentage set forth in Article I. The death benefit and the contract value will be as described in the variable annuity contract forms specified in Exhibit A.

ARTICLE V

Reinsurance Premiums

1. (a)	Reinsurance premiums shall be calculated monthly. The monthly reinsurance premium shall be equal to one twelfth (1/12) of 85% of the 1988 U.S. Life Mortality Table, as filed under Exhibit D of this Agreement, multiplied by the product of the average net amount at risk for the period and Swiss Re Life & Health’s quota share percentage. The monthly reinsurance premium shall be subject to the minimum and maximum monthly premiums stated in 1 (b) and 1(c), below. The initial reinsurance premium will be equal to the minimum premium level.

(b)	The minimum monthly premium shall be equal to the product of the current minimum monthly premium rate and Swiss Re Life & Health’s quota share percentage of all average aggregate account values over each calendar month of all variable annuities reinsured hereunder. The current minimum monthly premium rate expressed in basis points shall be:

GMDB Design	Issue Ages	Current Minimum Premium
Annual Ratchet to attained age 85	0 - 49	0.4583
	50 - 59	0.9583
	60 - 69	1.6667
	70 - 79	3.0000
	80 - 85	4.0000

(c)	The maximum monthly premium shall be equal to the product of the current maximum monthly premium rate and Swiss Re Life & Health’s quota share percentage of the average aggregate account values over each calendar month of all variable annuities reinsured hereunder. The current maximum monthly premium rate expressed in basis points shall be:

GMDB Design	Issue Ages	Current Maximum Premium
Annual Ratchet to attained age 85	0 - 49	0.8333
	50 - 59	1.6250
	60 - 69	2.9167
	70 - 79	5.1667
	80 - 85	7.0000

2. The current minimum monthly premium amount for each product reinsured set forth in paragraph 1 (b) of this Article is itself subject to a minimum dollar amount set at One Thousand Five Hundred Dollars ($1,500) multiplied by Swiss Re Life & Health’s quota share percentage reinsured as specified in Article I. This minimum dollar amount applies as of the effective date of this Agreement.

3. The monthly reinsurance premium shall be due and payable as described in Article VII. Swiss Re Life & Health reserves the right to charge interest on premiums not remitted in accordance with the schedule set forth in Article VII. The interest rate payable by the Company to Swiss Re Life & Health for overdue premiums shall be the 90 Day Federal Government Treasury Bill rate as first published in the Wall Street Journal in the month following the end of the billing period plus 50 basis points. The method of calculation shall be simple interest “Bankers’ Rule” (or 360 day year).

4. The reinsurance premium structure described above shall remain in effect as long as the death benefit design, the contract fees, the mortality and expense charges, the administration fees, and the surrender charges in effect at the inception of this Agreement remain unchanged.

ARTICLE VI

Experience Refund

1. Swiss Re Life & Health shall pay the Company an experience refund equal to 25% of the Adjusted Profit, as defined in Exhibit C, for all variable annuity contracts covered under this Agreement as set forth in Exhibit A.

2. The refund shall be calculated monthly by Swiss Re Life & Health and settled annually on a calendar year basis, beginning in 1999.

ARTICLE VII

Reinsurance Administration

1. Within thirty (30) days of the end of each calendar month, the Company will furnish Swiss Re Life & Health a separate electronic report for each Guaranteed Minimum Death Benefit design specified in Exhibit A, valued as of the last day of that month. Each report will indicate for all inforce annuities reinsured hereunder:

a)	Annuitant’s name, sex, date of birth, issue age and social security number

b)	Owner’s name, sex, date of birth, issue age and social security number

c)	Contract number

d)	Contract issue date

e)	Contract form number

f)	Tax status

g)	Current contract value in total and by funding vehicle, if any

h)	Cumulative net considerations

i)	Current Minimum Guaranteed Death Benefit

j)	Current contract death benefit

k)	Current contract mortality risk amount

I)	Current YRT premium

2. Additionally, within thirty (30) days of the end of each calendar month, the Company will furnish Swiss Re Life & Health with a separate seriatim termination report, indicating the following:

a)	Termination by death, including cause of death

b)	Termination by lapse

c)	Termination by annuitization

3. Additionally, within thirty (30) days of the end of each calendar month, the Company will furnish Swiss Re Life & Health a separate paper report summarizing the following data:

a)	Reinsurance premiums due Swiss Re Life & Health

b)	Death claim reimbursements due the Company

c)	Total number of contracts reinsured

d)	Total current contract value

e)	Total cumulative net considerations

f)	Total current Guaranteed Minimum Death Benefit

g)	Total current death benefit

h)	Total current mortality risk amount

4. If the net balance is due Swiss Re Life & Health, the amount due shall be remitted with the report statement. If the net balance is due the Company, Swiss Re Life & Health shall remit the amount to the Company within ten (10) days of the receipt of the report.

ARTICLE VIII

Settlement of Claims

1. The claims that are eligible for reimbursement are only those that the Company is required to pay on deaths that occur on or after the effective date of this Agreement.

2. In the event the Company provides satisfactory proof of claim to Swiss Re Life & Health, claim settlements made by the Company shall be unconditionally binding on Swiss Re Life & Health.

3. The death claim reimbursed by Swiss Re Life & Health shall be determined as of the date due proof of death is received at the Company’s Annuity Service office.

4. Within thirty (30) days of the end of each month, the Company shall notify Swiss Re Life & Health of the reinsured death benefits paid in that month and Swiss Re Life & Health shall reimburse the Company, as provided in Article VII, for the reinsured benefits.

5. Settlements by Swiss Re Life & Health shall be in a lump sum regardless of the mode of payment made by the Company to the beneficiary.

ARTICLE IX

Tax Credits

1. Swiss Re Life & Health shall not reimburse the Company for state premium taxes.

ARTICLE X

Regulatory Compliance

1. Swiss Re Life & Health agrees to comply with all regulatory directives required to permit the Company to receive statutory reserve credit for the reinsurance ceded under this Agreement.

2. The Company warrants that it has secured all necessary federal and state licenses and approvals, and that it is operating in compliance with federal investment laws and state investment and insurance laws and regulations.

ARTICLE XI

Inspection of Records

1. Swiss Re Life & Health, or its duly appointed representatives, shall have the right at all reasonable times and for any reasonable purpose to inspect at the office of the Company all records referring to reinsurance ceded to Swiss Re Life & Health.

ARTICLE XII

Insolvency

1. A party to this Agreement will be deemed “insolvent” when it:

(a)	Applies for or consents to the appointment of a receiver, rehabilitator, conservator, liquidator or statutory successor (hereinafter referred to as the Authorized Representative) of its properties or assets; or

(b)	Is adjudicated as bankrupt or insolvent; or

(c)	Files or consents to the filing of a petition in bankruptcy, seeks reorganization or an arrangement with creditors or takes advantage of any bankruptcy, dissolution, liquidation, or similar law or statute; or

(d)	Becomes the subject of an order to rehabilitate or an order to liquidate as defined by the insurance code of the jurisdiction of the party’s domicile.

2. In the event of the insolvency of the Company, all reinsurance made, ceded, renewed or otherwise becoming effective under this Agreement shall be payable by Swiss Re Life & Health directly to the Company or to its Authorized Representative on the basis of the liability of the Company under the contract or contracts reinsured without diminution because of the insolvency of the Company. It is understood, however, that in the event of the insolvency of the Company, the Authorized Representative of the insolvent Company shall give written notice of the pendency of a claim against the insolvent Company on the policy reinsured within a reasonable time after such claim is filed in the insolvency proceeding and that, during the pendency of such claim, Swiss Re Life & Health may investigate such claim and interpose, at its own expense, in the proceeding where such claim is to be adjudicated, any defense or defenses which it may deem available to the Company or to its Authorized Representative

3. It is further understood that the expense thus incurred by Swiss Re Life & Health shall be chargeable, subject to court approval, against the insolvent Company as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the Company solely as a result of the defense undertaken by Swiss Re Life & Health. Where two or more assuming insurers are involved in the same claim and a majority in interest elect to interpose defense to such claim, the expense shall be apportioned in accordance with the terms of this Reinsurance Agreement as though such expense had been incurred by the Company.

4. In the event of the insolvency of Swiss Re Life & Health and the appointment of receivers therefor, the liability of Swiss Re Life & Health shall not terminate but shall continue with respect to the reinsurance ceded to Swiss Re Life & Health by the Company prior to the date of such insolvency or appointment.

ARTICLE XIII

Arbitration

1. In the event of any difference arising hereafter between the contracting parties with reference to any transaction under this Agreement, the same shall be referred to three arbitrators who must be current or former executive officers of life insurance or life reinsurance companies other than the two parties to this Agreement or their affiliates, each of the contracting companies to appoint one of the arbitrators and such two arbitrators to select the third. If either party refuses or neglects to appoint an arbitrator within 60 days after receipt of the written request for arbitration, the other party may appoint a second arbitrator.

2. If the two arbitrators fail to agree on the selection of a third arbitrator within 60 days of their appointment, each of them shall name three individuals, of whom the other shall decline two, and the decision shall be made by drawing lots.

3. The arbitrators shall consider this Reinsurance Agreement not merely as a legal document but also as a gentlemen’s agreement. In resolving the dispute, the arbitrators will give full consideration to the customs and practices of the life insurance and life reinsurance industry, insofar as they are not in conflict with the specific terms of this Agreement. The arbitrators shall decide by a majority vote. There shall be no appeal from their written decision.

4. Unless the arbitrators decide otherwise, each party shall bear the expense of its own arbitration, including its arbitrator and outside attorney fees, and shall jointly and equally bear with the other party the expense of the third arbitrator. Any remaining costs of the arbitration proceedings shall be apportioned by the Board of Arbitrators.

ARTICLE XIV

Right of Offsetting Balances Due

1. The Company and Swiss Re Life & Health shall have, and may exercise at any time, the right to offset any balance or balances due one party to the other, its successors or assigns, against balances due the other party under this Agreement or under any other Agreements or Contracts previously or subsequently entered into between the Company and Swiss Re Life & Health. This right of offset shall not be affected or diminished because of insolvency of either party to this Agreement.

ARTICLE XV

Contract and Program Changes

1. The Company may amend, substitute, add or delete variable investment funds to the separate accounts supporting the annuity contract as described in the contract general provisions. No such change will be made by the Company without prior notification to Swiss Re Life & Health and without the prior approval of the Securities and Exchange Commission, if necessary. The Company agrees to maintain at all times a satisfactory selection of core investment options with characteristics similar to those listed in Exhibit B.

2. The Company shall also give Swiss Re Life & Health advance notice of any other changes to its annuity product design, its fees and charges, its distribution systems and/or methods, or the addition of any riders to any contract form reinsured hereunder.

3. Should any such change result in a material increase in the reinsured net amount at risk and/or material decrease in the reinsurance premiums due, Swiss Re Life & Health shall have the right to modify any of the terms of this Agreement.

ARTICLE XVI

Federal Taxes

1. The Company and Swiss Re Life & Health hereby agree to the following pursuant to Section 1.848-2(g)(8) of the Income Tax Regulation issued December 1992, under Section 848 of the Internal Revenue Code of 1986, as amended. This election shall be effective as of the Effective Date of this Agreement and for all subsequent taxable years for which this Agreement remains in effect.

(a)	The term “party” will refer to either the Company or Swiss Re Life & Health, as appropriate.

(b)	The terms used in this Article are defined by reference to Regulation 1.848-2 in effect December 1992.

(c)	The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1).

(d)	Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency or as otherwise required by the Internal Revenue Service.

(e)	The Company will submit a schedule to Swiss Re Life & Health by May 1 of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement stating that the Company will report such net consideration in its tax return for the preceding calendar year.

(f)	Swiss Re Life & Health may contest such calculation by providing an alternative calculation to the Company by June 1. If Swiss Re Life & Health does not so notify the Company, the Company will report the net consideration as determined by the Company in the Company’s tax return for the previous calendar year.

(g)	If Swiss Re Life & Health contests the Company’s calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount by July 1. If the Company and Swiss Re Life & Health reach agreement on an amount of the net consideration, each party shall report such amount in their respective tax returns for the previous calendar year.

2. Swiss Re Life & Health and the Company represent and warrant that they are subject to U.S. taxation under Subchapter L of Chapter 1 of the Internal Revenue Code.

ARTICLE XVII

Parties to Agreement

1. This Agreement is an indemnity reinsurance agreement solely between the Company and Swiss Re Life & Health. The acceptance of reinsurance hereunder shall not create any right or legal relation whatever between Swiss Re Life & Health and the annuitant, owner, beneficiary or any other party under any contracts of the Company which may be reinsured hereunder, and the Company shall be and remain solely liable to such parties under such contracts reinsured hereunder.

2. This Agreement shall be binding upon the parties hereto and their respective successors and assigns.

ARTICLE XVIII

Confidentiality

1. All matters with respect to this Agreement require the utmost good faith of both parties. Both the Company and Swiss Re Life & Health shall hold confidential and not disclose or make competitive use of any shared proprietary information unless otherwise agreed to in writing, or unless the information otherwise becomes publicly available or the disclosure of which is required for retrocession purposes or has been mandated by law or is duly required by external auditors.

2. The restriction on use or disclosure of shared proprietary information discussed in this Article shall not be applied so as to restrict the Company from disclosing any reinsurance agreement, or treaty (or any matters relating thereto such as actuarial data, accounting records, reserve calculations, lists of policies reinsured, etc.) to persons and entities determined by the Company to be appropriate to receive such documents and information such as governmental, regulatory or taxing entities, the Company’s parent, subsidiary, or otherwise affiliated companies, Transamerica’s outside lawyers, accountants, consultants or the like.

3. In the operation of this Article, the Company will protect Swiss Re Life & Health from disclosure of its reinsurance terms to the Company’s reinsurance affiliate. Affiliated companies referenced in paragraph two of this Article excludes the Company’s reinsurance affiliate.

ARTICLE XIX

Entire Agreement

1. This Agreement shall constitute the entire agreement between the parties with respect to business reinsured hereunder. There are no understandings between the parties other than as expressed in this Agreement and any change or modification of this Agreement shall be null and void unless made by amendment to the Agreement and signed by both parties.

ARTICLE XX

Duration of Agreement

1. This Agreement shall be unlimited as to its duration but may be reduced or terminated as provided in this Article, below.

2. This Agreement shall be open for new business for a minimum of two (2) years as measured from the effective date of this agreement. Any time on or after the second anniversary of this Agreement and upon 180 days written notice, either the Company or Swiss Re Life & Health may either cancel this Agreement for new business unilaterally or amend the terms of reinsurance for new business by mutual agreement.

3. Any time on or after the fifteenth anniversary of this Agreement, the Company may, upon 90 days written notice, irrevocably elect to cancel the reinsurance in force under this Agreement, provided the loss carryforward, calculated as described in Exhibit C of this Agreement, is non-negative. Upon election, the reinsurance shall be recaptured at a constant rate by reducing the quota share percentage set forth in Article I, paragraph 1, by 2.8% per month. The reduction shall begin in the month of election and continue for 36 consecutive months. The quota share percentage will then be equal to 0% and the reinsurance ceded hereunder will be fully recaptured and this Agreement will then be terminated.

4. (a)	Should the Company fail to pay reinsurance premiums when due, Swiss Re Life & Health may give the Company 30 days notice, after reinsurance premiums are 90 days or more in arrears, that reinsurance coverage on the affected reinsurance is suspended. The reinsurance coverage will be reinstated at the option of Swiss Re Life & Health upon receipt of all the overdue premiums. However, Swiss Re Life & Health shall have no liability for claims that occur during a period of suspension. Also, suspension of reinsurance coverage shall not relieve the Company of liability for premiums due Swiss Re Life & Health.

(b)	Swiss Re Life & Health agrees to accept estimated premiums based on reasonable assumptions made by the Company to calculate amounts due during the Company’s system upgrade. The Company agrees to make a good faith effort to upgrade its system and provide accurate account data in accordance with the provisions set forth in Article VII. A true-up of estimated premium payments will occur when data becomes available for accurate calculations.

ARTICLE XXI

Severability

1. If any provision of this Agreement is determined to be invalid or unenforceable, such determination will not affect or impair the validity or the enforceability of the remaining provisions of this Agreement.

IN WITNESS WHEREOF, the Company and Swiss Re Life & Health have caused their names to be subscribed and duly attested hereunder by their respective Authorized Officers.

TRANSAMERICA LIFE INSURANCE & ANNUITY COMPANY

By:		Attest:

Title:	Vice President	Title:	V.P. & Division G. C

Date:	11/27/02	Date:	12.30.02

SWISS RE LIFE & HEALTH AMERICA INC.

By:		Attest:

Title:	Vice President	Title:	Second VP

Date:	11/6/02	Date:	11/6/02

EXHIBIT A

Variable Annuities Covered Under This Agreement

I.	Contract Data

Transamerica Series Classic Variable Annuity

Prospectus and Contract Form Number 4-701 11-197

Certificate No. TCG-311-197

II.	Issue Dates Covered

Contracts issued on or after January 2, 1998

III.	GMDB Design

Annual Ratchet to Attained Age 85.

EXHIBIT B

Investment Funds

I.	The Fixed Account

II.	The Separate Account

Fund Name	Portfolio

The Alger American Fund	Growth & Income

Alliance Variable Products Series	Growth & Income

Premier Growth

Dreyfus Variable Investment Fund	Capital Appreciation

Small Cap

Janus Aspen Series	Balanced

Worldwide Growth

MFS Variable Insurance Trust	Emerging Growth

Growth With Income

Research

Morgan Stanley Universal Funds	Fixed Income

High Yield

International Magnum

OCC Accumulation Trust	Small Cap

Managed

Transamerica Variable Insurance Fund	Growth

Money Market

EXHIBIT C

Experience Refund and Loss Carryforward

Definitions and Formulae

t	=	current month
q		current quarter

SAVt	=	Sum total of Swiss Re Life & Health’s quota share percentage of account values at end of month t

Avg. AVt	=	50% of (SAV t-1 + SAVt)

SGMDBt	=	Sum total of Swiss Re Life & Health’s quota share percentage of guaranteed minimum death benefits at end of month t

Avg. GMDBt	=	50% of (SGMDBt-1 + SGMDB t)

RPt	=	100% EDBR(t-1) subject to Min. = Minimum multiple x Avg. AVt and Max.= Maximum multiple x Avg. Avt But not less than $1500.00

Min. Multiple	=	By Age	Multiple
		0-49	0.4583
		50-59	0.9583
		60-69	1.6667
		70-79	3.0000
		80-85	4.0000

Max.Multiple	=	By Age	Multiple
		0-50	0.8333
		50-59	1.6250
		60-69	2.9167
		70-79	5.1667
		80-85	7.0000

RP1	=	Minimum Multiple x Avg. AV1
DBRt	=	Death benefit recoveries in month t = Sum of individual reinsured variable net risk amounts reimbursed upon death
EDBRt	=	Expected death benefit recoveries in month t based on 85% of 1988 US Life Table (please see Exhibit D)

EXHIBIT C, continued

DBRo	=	0

EDBRo	=	0

AdjPt	=	Adjusted profit for all products reinsured hereunder for month t
	=	RPt-DBRt-MECt-CHGRESt + CFWDt

AdjPo	=	0

AdjPy	=	Adjusted profit for calendar year y

CHGRESt	=	Change in reinsurance reserves for month t

MECt	=	Monthly expense charge for month t, applied to average aggregate account value over the month
	=	(2.0 basis points ÷ 12) x Avg. AVt

CFWDt	=	Carryforward from month (t-1), adjusted for interest
	=	AdjPt-1 x (1 +CIRt)

When t = 13, 25, 37...., then CFWDt
	=	(AdjPt-1 - Refund (t-1)/12) x (1 +CIRt)

CIRt	=	Carryforward interest rate for month t
	=	(Avg. 90 Day U.S. Treasury bill rate for month t + 2.0%) ÷ 12

PRy	=	Payout ratio for year y
	=	1.0 if AdjPy > 0, otherwise 0

Refundy	=	25% of adjusted profit for year y, provided it is positive
	=	25% x AdjPY x Pry

Note:	Upon recapture, the reinsurance reserve will be released into Adjusted Profit.

EXHIBIT D

YRT RATES PER $1.00 OF RISK

1988 US Life Table

Age	Male	Female
	Qx	qx
0	0.00955	0.00747
1	0.00074	0.00055
2	0.00054	0.00042
3	0.00040	0.00034
4	0.00033	0.00027
5	0.00029	0.00023
6	0.00028	0.00021
7	0.00026	0.00018
8	0.00023	0.00016
9	0.00020	0.00014
10	0.00017	0.00013
11	0.00018	0.00013
12	0.00024	0.00015
13	0.00041	0.00021
14	0.00061	0.00029
15	0.00085	0.00037
16	0.00107	0.00047
17	0.00125	0.00052
18	0.00136	0.00054
19	0.00144	0.00053
20	0.00150	0.00051
21	0.00157	0.00050
22	0.00162	0.00049
23	0.00162	0.00050
24	0.00160	0.00051
25	0.00156	0.00052
26	0.00154	0.00054
27	0.00154	0.00055
28	0.00156	0.00057
29	0.00163	0.00059
30	0.00169	0.00061
31	0.00176	0.00064
32	0.00182	0.00067
33	0.00190	0.00071
34	0.00196	0.00077
35	0.00205	0.00082
36	0.00215	0.00089
37	0.00226	0.00095
38	0.00236	0.00104
39	0.00247	0.00112
40	0.00260	0.00121
41	0.00276	0.00132
42	0.00294	0.00145
43	0.00315	0.00160
44	0.00338	0.00176
45	0.00365	0.00195
46	0.00397	0.00216
47	0.00432	0.00239
48	0.00463	0.00266

Age	Male	Female
	qx	qx
49	0.00532	0.00294
50	0.00574	0.00326
51	0.00633	0.00360
52	0.00700	0.00399
53	0.00777	0.00440
54	0.00864	0.00487
55	0.00957	0.00536
56	0.01057	0.00591
57	0.01168	0.00650
58	0.01289	0.00715
59	0.01421	0.00786
60	0.01565	0.00864
61	0.01717	0.00946
62	0.01872	0.01032
63	0.02030	0.01122
64	0.02191	0.01216
65	0.02359	0.01317
66	0.02546	0.01428
67	0.02761	0.01556
68	0.03018	0.01703
69	0.03311	0.01870
70	0.03633	0.02054
71	0.03973	0.02253
72	0.04335	0.02468
73	0.04722	0.02698
74	0.05134	0.02947
75	0.05601	0.03223
76	0.06048	0.03534
77	0.06604	0.03886
78	0.07197	0.04289
79	0.07855	0.04754
80	0.08587	0.05288
81	0.09399	0.05908
82	0.10306	0.06635
83	0.11316	0.07495
84	0.12444	0.08531
85	0.13685	0.09710
86	0.15050	0.11053
87	0.16551	0.12581
88	0.18201	0.14320
89	0.20016	0.16299
90	0.22012	0.18553
91	0.24207	0.21117
92	0.26621	0.24036
93	0.29276	0.27359

Amendment I to Automatic Reinsurance Agreement SA706-98 effective January 2, 1998, between TRANSAMERICA LIFE INSURANCE & ANNUITY COMPANY of Charlotte, North Carolina (“the Company”) and SWISS RE LIFE & HEALTH AMERICA INC. of Stamford, Connecticut (“the Reinsurer”).

Effective December 31, 1999, facilities for reinsurance of new business under the above specified Reinsurance Agreement are terminated.

All other provisions of the Reinsurance Agreement will continue unchanged.

Made in duplicate and hereby executed by both parties.

TRANSAMERICA LIFE INSURANCE & ANNUITY COMPANY

By:		Attest:

Title:	Vice President	Title:	V.P. & Division Gen Counsel

Date:	11/27/02	Date:	12.30.02

SWISS RE LIFE & HEALTH AMERICA INC.

By:		Attest:

Title:	VICE PRESIDENT	Title:	Second VP

Date:	11/6/02	Date:	11/6/02